                                                                Exhibit 18.0

February 16, 2005

Board of Directors
Mueller Industries, Inc.
8285 Tournament, Suite 150
Memphis, TN  38125


Dear Sirs:

Note 9 to the Consolidated Financial Statements of Mueller Industries, Inc. included in its annual report on Form 10-K for the year ended December 25, 2004 describes a change in the measurement date for its pension plans from year-end to November 30. Management believes that the newly adopted accounting principle is preferable in the circumstances because it improves the Company's control procedures in regard to allowing time for management to review the completeness and accuracy of the actuarial pension measurements as well as evaluating those results in funding decisions. The Company has stated that the new measurement date will allow the Company adequate time to review its pension plan calculations prior to future Securities and Exchange Commission accelerated filing requirements. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, based on our review and discussion and with reliance on management's business judgment, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.




Very truly yours,

/s/ERNST & YOUNG LLP